NEWS RELEASE

INTEROIL ANNOUNCES SECOND QUARTER 2011 FINANCIAL AND OPERATING RESULTS

Singapore and Houston, TX -- August 10, 2011 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced financial and operating results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights and Recent Developments

•
On April 11, 2011, InterOil together with Pacific LNG Operations Ltd. (PacLNG) entered into framework agreements with Samsung Heavy Industries and Flex LNG Ltd. (Flex LNG), conditional upon a final investment decision (FID), relating to the construction and operation of a 1.8 million tonnes per annum (mtpa) floating natural gas liquefaction processing vessel. The project is intended to be integrated with and augment proposed infrastructure to liquefy natural gas from the onshore Elk and Antelope fields in the Gulf Province of Papua New Guinea. The onshore liquefaction facility is being pursued with Energy World Corp. and Mitsui & Co., Ltd.

•
During, and subsequent to the quarter, four additional seismic lines were acquired over the Triceratops/Bwata structure in Petroleum Prospecting Licence (PPL) 237. Preparation of the Triceratops 2 (Triceratops/Bwata field) drilling location is underway, and we plan to drill this well later in the year.

•
During the quarter, the site specific engineering for the land based modular liquefied natural gas (LNG) and floating LNG facilities were underway and we are continuing our pre-investment in the LNG project to lower bidder risks and to help secure the project timeline and costs.

•
InterOil recorded a consolidated net profit for the quarter ended June 30, 2011 of $23.5 million.  The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the quarter of $34.5 million, while the development segments of Upstream and Midstream Liquefaction had a net loss of $11.0 million.

•
Subsequent to the quarter end, on August 2, 2011, InterOil announced the signing of a Heads of Agreement (HOA) with Noble Clean Fuels Limited, a wholly owned subsidiary of Noble Group Limited, which is to form the basis for negotiation of a binding, definitive agreement for the supply to Noble of 1.0 mtpa of LNG from InterOil’s proposed Gulf LNG project in Papua New Guinea.

InterOil Chief Executive Officer Phil Mulacek commented, “In addition to continuing to pre-invest in the Gulf LNG Project in advance of FID, InterOil achieved another milestone in advancing our development project with the recent execution of a HOA with Noble Group. Noble has a proven track record of providing long-term fuel supply to major utilities across Japan, Korea and China and is a good fit with InterOil’s strategy of expanding LNG markets.”

“The addition of Rt. Hon Sir Rabbie Namaliu, former Prime Minister and former Petroleum and Energy Minister of Papua New Guinea, to InterOil’s PNG Advisory Board should assist InterOil in discussions with government departments in developing the Gulf LNG Project.”

“Furthermore, we have advanced our understanding of the structure of the Triceratops/Bwata structure, having recently completed the acquisition of three of the four additional seismic lines over the field, and are now preparing to drill the Triceratops 2 well.”

Corporate Financial Results
InterOil recorded a net profit for the quarter ended June 30, 2011 of $23.5 million, compared with a net profit of $7.8 million for the same period in 2010, an improvement of $15.7 million.  The operating segments of Corporate, Midstream Refining and Downstream collectively returned a net profit for the quarter of $34.5 million.  The development segments of Upstream and Midstream Liquefaction yielded a net loss of $11.0 million.  This movement was mainly due to higher foreign exchange gains realized on the strengthening of the PGK against the USD from 0.3895 at the start of the second quarter of 2011 to ending the quarter at 0.4350, and the gains realized on shares acquired as an investment interest in Flex LNG.  These increases were partly offset by a reduction in gross margin mainly due to inventory write downs that were recognized at quarter end, and an increase in future income tax expense relating to the refinery due to the end of the five year tax holiday.

InterOil’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the quarter ended June 30, 2011 was a gain of $39.0 million, compared with a gain of $14.9 million for the same period in 2010, an increase of $24.1 million.  Total revenue increased by $78.5 million from $225.3 million in 2010 to $303.8 million for the second quarter ended June 30, 2011.

Business Segment Results
Upstream - On June 21, 2011, our Board of Directors approved capital expenditures on critical infrastructure ahead of FID on the Gulf LNG Project in order to support the project schedule. The approval is for up to a $100.0 million of condensate and processed gas line pipe, infrastructure and other required long lead items.

The PPL 236 exploratory seismic acquisition program (Phase 1), which included seismic consisting of 70 kilometers with 6 dip lines which transect the Whale, Tuna, Barracuda, Wahoo, Mako and Shark leads, was completed during the quarter ended March 31, 2011.  The results were evaluated during the quarter ended June 30, 2011, and we currently plan to drill a well in this license area before the end of March 2013 in compliance with our license commitments.

The PPL 237 Bwata Phase 3 seismic acquisition program is also underway, which includes 4 lines with a total of 50 kilometers. Preparation of Triceratops 2 (Triceratops/Bwata field) drilling location is underway, and we plan to drill this well by the end of the year.

InterOil’s Upstream business realized a net loss of $6.7 million in the second quarter of 2011 compared with a net loss of $7.9 million in the comparable period a year ago. The positive variance was mainly due to a $4.8 million increase in recovery of construction related expenses and construction equipment costs, which was largely offset by higher interest expense due to an increase in inter-company loan balances.

Midstream Refining – Total refinery throughput for the quarter ended June 30, 2011 was 23,496 barrels per operating day, compared with 23,120 barrels per operating day during the quarter ended June 30, 2010. Capacity utilization for the second quarter of 2011, based on 36,500 barrels per day operating capacity, was 51% compared with 63% in 2010.

The Company’s Midstream Refining operations generated a net profit of $17.3 million in the second quarter of 2011 versus a profit of $12.1 million in the prior year. The $5.2 million positive variance is largely due to increase in foreign exchange gain due to movements of PGK against the USD which were largely offset by a refined products write down of $4.7 million due to significant price decreases in June, and an increase in income tax expense due to the expiry of the refinery tax holiday on December 31, 2010.

Midstream Liquefaction – InterOil advanced the process of monetizing its natural gas resources by executing framework agreements with Samsung Heavy Industries and Flex LNG, conditional upon FID, relating to the construction and operation of a 1.8 mtpa floating liquefied natural gas processing vessel.  Binding definitive agreements are to be negotiated. The project is intended to be integrated with and augment proposed infrastructure to liquefy natural gas from the onshore Elk and Antelope gas fields in the Gulf Province of Papua New Guinea. The onshore liquefaction facility is being pursued pursuant to arrangements with EWC.

Subsequent to the quarter end, the Rt. Hon Sir Rabbie Namaliu, former Prime Minister and former Petroleum and Energy Minister of Papua New Guinea, joined us to chair the Company’s PNG Advisory Board.  The PNG Advisory Board is a management group being formed to assist in discussions with government departments in developing the Gulf LNG Project.

Subsequent to the quarter end, on August 2, 2011, InterOil announced the signing of a HOA with Noble Clean Fuels Limited, a wholly owned subsidiary of Noble Group Limited, which is to form the basis for negotiation of a binding,definitive agreement for the supply to Noble of 1.0 mtpa of LNG from InterOil’s LNG project in Papua New Guinea.

The Company’s Midstream Liquefaction business generated a loss of $4.3 million in the second quarter of 2011 compared with a loss of $0.4 million in the same period a year ago. The negative variance resulted from an increase in office, administration and other expenses for the quarter due to higher management expenses and share compensation costs related to the LNG project development which are not capitalized.

Downstream - Total Downstream sales volumes for the quarter ended June 30, 2011 were 163.2 million liters, compared with 145.6 million liters in 2010.  The volume growth in Papua New Guinea is the result of a generally buoyant economy driven mainly by to the resource sector and the various oil, gas and mining projects that are being pursued in various parts of the country, together with a general increase in business activity resulting from these developments.

InterOil’s Downstream operations generated a profit of $2.3 million in the second quarter of 2011, a decrease of $1.4 million versus a profit of $3.7 million in the same period a year ago.  A $2.0 million write down of refined products, due to price decreases in June 2011, and negative foreign exchange movements were partially offset by a reduction in office and administration and other expenses.

Corporate - The Corporate segment generated a net profit of $11.3 million in the quarter ended June 30, 2011 compared to a net profit of $1.8 million for the same period in 2010. A $4.2 million gain from an investment in Flex LNG shares, a decrease in net cost of sales and office and administration and other expenses, and higher interest charges to other business segments on increased loan balances generated the positive variance.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters
The following is a table containing the consolidated results for the eight quarters ended June 30, 2011 by business segment, and on a consolidated basis.  Our IFRS transition date was January 1, 2010 and as such, the 2010 comparative information has been restated in accordance with IFRS but the 2009 comparative information has not been restated and was prepared in accordance with the previous Canadian GAAP.

Quarters ended	2011		2010				2009
($ thousands except per share data)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	4,638	668	245	714	1,349	998	1,027	1,011
Midstream – Refining	262,111	217,743	158,092	173,379	194,016	152,093	173,438	141,295
Midstream – Liquefaction	-	-	-	-	-	-	-	1
Downstream	191,431	157,709	143,364	133,508	119,300	109,687	118,270	107,712
Corporate	26,548	18,659	15,213	18,295	11,321	12,093	10,539	10,087
Consolidation entries	(180,944)	(151,124)	(122,545)	(117,437)	(100,637)	(96,052)	(93,971)	(86,509)
Total revenues	303,784	243,655	194,369	208,459	225,349	178,819	209,303	173,597
Upstream	593	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)	574	(29,097)
Midstream – Refining	27,967	26,632	13,780	15,785	16,962	4,402	8,492	8,199
Midstream – Liquefaction	(4,035)	(2,375)	(1,959)	(4,588)	(3)	(563)	(1,200)	(2,119)
Downstream	5,777	8,744	4,709	1,674	7,060	4,492	4,391	6,542
Corporate	13,940	5,223	4,566	(4,510)	1,751	4,402	1,765	1,980
Consolidation entries	(5,269)	(9,200)	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)
EBITDA (1)	38,973	18,067	(27,590)	(8,621)	14,888	4,859	9,138	(18,587)
Upstream	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)
Midstream – Refining	17,314	14,894	8,531	11,998	12,056	(74)	18,070	3,762
Midstream – Liquefaction	(4,309)	(2,604)	(2,114)	(4,970)	(360)	(911)	(1,591)	(2,481)
Downstream	2,306	4,491	2,642	(325)	3,719	671	2,371	3,440
Corporate	11,275	3,463	3,381	(5,398)	1,796	3,544	3,036	1,602
Consolidation entries	3,657	(1,596)	(403)	908	(1,435)	(193)	1,047	(237)
Net profit/(loss)	23,540	699	(35,808)	(14,372)	7,833	(3,145)	19,307	(25,306)
Net profit/(loss) per share (dollars)
Per Share – Basic	0.49	0.01	(0.78)	(0.33)	0.18	(0.07)	0.45	(0.60)
Per Share – Diluted	0.48	0.01	(0.78)	(0.33)	0.17	(0.07)	0.43	(0.60)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Balance Sheet and Liquidity
InterOil closed the second quarter of 2011 with cash, cash equivalents and restricted cash totalling $205.0 million (June 2010 - $57.2 million), of which $36.5 million is restricted (June 2010 - $25.6 million).  We also had aggregate working capital facilities of $276.6 million, with $70.5 million available for use in our Midstream Refining operations, and $37.8 million available for use in our Downstream operations.

During the quarter ended June 30, 2011 our debt-to-capital ratio (being debt/[shareholders’ equity + debt]) was 12% (10% as at June 30, 2010), well below our targeted maximum gearing level of 50%. This increase in gearing was mainly due to the 2.75% convertible senior notes due 2015 issued in November of 2010.

Summary of Debt Facilities
Summarized below are the debt facilities available to us and the balances outstanding as at June 30, 2011.

Organization	Facility		Balance outstanding June 30, 2011		Effective interest rate		Maturity date
OPIC secured loan	$40,000,000		$40,000,000		6.88%		December 2015
BNP Paribas working capital facility	$220,000,000	(2)	$74,947,241	(1)	3.32%		January 2012
Westpac PGK working capital facility	$34,800,000		$18,771,599		9.50%		October 2011
BSP PGK working capital facility	$21,750,000		$0		9.20%		October 2011
2.75% convertible notes	$70,000,000		$70,000,000		7.91	%(4)	November 2015
Mitsui unsecured loan (3)	$10,117,242		$10,117,242		6.20%		See detail below

(1)	Excludes letters of credit totaling $74.6 million, which reduce the available balance of the facility to $70.5 million at June 30, 2011.
(2)	The facility was increased by $30.0 million during the quarter ended March 31, 2011 from $190.0 million to $220.0 million.
(3)	Facility is to fund our share of the CS Project costs as they are incurred pursuant to the JVOA.
(4)	Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue
Sales and operating revenues	298,533,667	223,768,287	540,984,556	401,218,722
Interest	353,880	34,117	583,653	75,666
Other	4,895,868	1,546,877	5,869,684	2,873,419
	303,783,415	225,349,281	547,437,893	404,167,807

Changes in inventories of finished goods and work in progress	22,839,903	(3,247,408)	75,491,086	12,212,665
Raw materials and consumables used	(293,100,478)	(188,184,201)	(548,776,089)	(362,244,612)
Administrative and general expenses	(5,824,263)	(8,876,090)	(21,309,421)	(17,601,227)
Derivative (losses)/gains	(588,191)	265,003	(415,932)	(681,347)
Legal and professional fees	(1,268,122)	(1,830,810)	(2,959,967)	(3,599,322)
Exploration costs, excluding exploration impairment (note 8)	(2,733,116)	(2,308,287)	(10,068,068)	(2,313,563)
Finance costs	(4,791,354)	(2,536,265)	(8,736,452)	(4,658,316)
Depreciation and amortization	(4,193,577)	(3,623,333)	(8,812,316)	(7,008,111)
Gain on Flex LNG options received (note 9)	4,214,258	-	4,214,258	-
Foreign exchange gains/(losses)	12,956,269	(5,382,707)	15,778,579	(8,461,333)
	(272,488,671)	(215,724,098)	(505,594,322)	(394,355,166)

Profit before income taxes	31,294,744	9,625,183	41,843,571	9,812,641

Income taxes
Current expense	(1,934,375)	(1,236,720)	(4,372,106)	(3,216,326)
Future expense	(5,820,523)	(555,743)	(13,233,091)	(1,907,013)
	(7,754,898)	(1,792,463)	(17,605,197)	(5,123,339)

Profit for the period	23,539,846	7,832,720	24,238,374	4,689,302

Profit is attributable to:
Owners of InterOil Corporation	23,536,383	7,830,309	24,231,932	4,686,906
Non-controlling interest	3,463	2,411	6,442	2,396
	23,539,846	7,832,720	24,238,374	4,689,302

Basic profit per share	0.49	0.18	0.51	0.11
Diluted profit per share	0.48	0.17	0.50	0.10
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	47,954,045	43,743,497	47,907,999	43,663,674
Diluted (Expressed in number of common shares)	48,779,283	45,227,840	48,836,721	45,261,931

See accompanying notes to the condensed consolidated interim financial statements

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

	As at
	June 30,	December 31,	June 30,
	2011	2010	2010
	$	$	$

Assets
Current assets:
Cash and cash equivalents	168,439,410	233,576,821	31,665,252
Cash restricted	29,904,919	40,664,995	19,205,733
Trade receivables	97,319,021	48,047,496	75,215,453
Derivative contracts receivables (note 6)	4,500	-	483,000
Other assets	925,396	505,059	572,435
Inventories (note 7)	202,628,446	127,137,360	82,339,714
Prepaid expenses	2,828,855	3,593,574	2,876,807
Total current assets	502,050,547	453,525,305	212,358,394
Non-current assets:
Cash restricted	6,623,085	6,613,074	6,374,126
Goodwill	6,626,317	6,626,317	6,626,317
Plant and equipment	232,965,532	225,205,427	216,572,450
Oil and gas properties (note 8)	303,158,904	255,294,738	218,335,932
Deferred tax assets	675,824	14,098,128	15,172,830
Investments (note 9)	10,732,775	-	-
Total non-current assets	560,782,437	507,837,684	463,081,655
Total assets	1,062,832,984	961,362,989	675,440,049
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	84,341,302	76,087,954	63,954,479
Derivative contracts (note 6)	-	178,578	136,304
Working capital facilities (note 10)	93,718,840	51,254,326	57,632,682
Unsecured loan and current portion of secured loan (note 12)	19,117,242	14,456,757	10,118,500
Current portion of Indirect participation interest (note 13)	540,002	540,002	540,002
Total current liabilities	197,717,386	142,517,617	132,381,967
Non-current liabilities:
Secured loan (note 12)	30,425,194	34,813,222	39,201,250
2.75% convertible notes liability (note 16)	54,007,684	52,425,489	-
Deferred gain on contributions to LNG project	8,172,818	8,949,857	10,118,611
Indirect participation interest (note 13)	34,134,387	34,134,387	39,620,430
Asset retirement obligations (note 14)	4,100,735	-	-
Total non-current liabilities	130,840,818	130,322,955	88,940,291
Total liabilities	328,558,204	272,840,572	221,322,258
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 15)	901,802,491	895,651,052	622,277,557
Authorized - unlimited
Issued and outstanding - 47,990,131
(Dec 31, 2010 - 47,800,552)
(Jun 30, 2010 - 43,756,354)
2.75% convertible notes (note 16)	14,298,036	14,298,036	-
Contributed surplus	20,641,855	16,738,417	22,376,810
Accumulated Other Comprehensive Income	20,720,289	9,261,177	5,593,948
Conversion options (note 13)	12,150,880	12,150,880	13,270,880
Accumulated deficit	(235,365,312)	(259,597,244)	(209,417,397)
Total equity attributable to owners of InterOil Corporation	734,248,239	688,502,318	454,101,798
Non-controlling interest	26,541	20,099	15,993
Total equity	734,274,780	688,522,417	454,117,791
Total liabilities and equity	1,062,832,984	961,362,989	675,440,049

See accompanying notes to the condensed consolidated interim financial statements

InterOil Corporation
Consolidated Statement of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$

Cash flows provided by (used in):

Operating activities
Net profit	23,539,846	7,832,720	24,238,374	4,689,302
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	4,193,577	3,623,333	8,812,316	7,008,111
Deferred tax assets	6,193,998	521,800	13,422,304	1,740,139
Accretion of convertible notes liability	796,978	-	1,582,195	-
Amortization of deferred financing costs	55,986	55,986	111,972	111,972
Timing difference between derivatives recognized and settled	(141,291)	(880,696)	(183,078)	(346,696)
Stock compensation expense, including restricted stock	3,929,916	3,537,382	7,698,427	5,003,012
Net realizable value write down	6,673,200	-	6,673,200	27,517
Oil and gas properties expensed	2,733,116	2,308,287	10,068,068	2,313,563
Gain on Flex LNG options received	(4,214,258)	-	(4,214,258)	-
Unrealized foreign exchange loss	781,769	2,118,467	1,916,583	2,068,183
Change in operating working capital
Increase in trade receivables	(34,224,644)	(5,555,692)	(39,805,641)	(42,207,748)
Decrease in other assets and prepaid expenses	551,378	109,552	344,382	4,155,354
(Increase)/decrease in inventories	(22,788,105)	1,440,192	(72,556,464)	(14,731,797)
(Decrease)/increase in accounts payable and accrued liabilities	(41,514,265)	(44,694,188)	10,331,985	4,625,916
Net cash used in operating activities	(53,432,799)	(29,582,857)	(31,559,635)	(25,543,172)

Investing activities
Expenditure on oil and gas properties	(28,889,892)	(32,127,746)	(63,395,124)	(61,497,982)
Proceeds from IPI cash calls	-	971,589	-	15,170,920
Expenditure on plant and equipment, net of disposals	(8,725,575)	(2,351,017)	(13,248,725)	(5,491,513)
Proceeds received on sale of exploration assets	-	-	-	13,903,682
Acquisition of Flex LNG Ltd shares, including transaction costs	(7,478,756)	-	(7,478,756)	-
Decrease in restricted cash held as security on borrowings	5,646,843	9,035,092	10,750,065	3,728,716
Change in non-operating working capital
(Decrease)/increase in accounts payable and accrued liabilities	(7,004,044)	9,509,343	(9,847,170)	4,342,104
Net cash used in investing activities	(46,451,424)	(14,962,739)	(83,219,710)	(29,844,073)

Financing activities
Repayments of OPIC secured loan	(4,500,000)	(4,500,000)	(4,500,000)	(4,500,000)
Proceeds from Mitsui for Condensate Stripping Plant	4,466,354	3,237,000	9,320,970	3,237,000
Proceeds from PNG LNG cash call	-	866,600	-	866,600
Proceeds from Petromin for Elk and Antelope field development	-	2,000,000	-	3,000,000
Proceeds from working capital facility	35,546,390	32,468,143	42,464,514	33,006,263
Proceeds from issue of common shares/conversion of debt, net of transaction costs	442,450	911,399	2,356,450	4,992,815
Net cash from financing activities	35,955,194	34,983,142	49,641,934	40,602,678

Decrease in cash and cash equivalents	(63,929,029)	(9,562,454)	(65,137,411)	(14,784,567)
Cash and cash equivalents, beginning of period	232,368,439	41,227,706	233,576,821	46,449,819
Cash and cash equivalents, end of period	168,439,410	31,665,252	168,439,410	31,665,252
Comprising of:
Cash on Deposit	30,127,480	31,665,252	30,127,480	31,665,252
Term Deposits	138,311,930	-	138,311,930	-
Total cash and cash equivalents, end of period	168,439,410	31,665,252	168,439,410	31,665,252

See accompanying notes to the condensed consolidated interim financial statements

NON-GAAP EBITDA Reconciliation

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

The following table reconciles net income (loss), a GAAP (i.e. IFRS) measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2011		2010				2009
($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	593	(10,957)	(41,681)	(11,753)	(3,498)	(1,964)	574	(29,097)
Midstream – Refining	27,967	26,632	13,780	15,785	16,962	4,402	8,492	8,199
Midstream – Liquefaction	(4,035)	(2,375)	(1,959)	(4,588)	(3)	(563)	(1,200)	(2,119)
Downstream	5,777	8,744	4,709	1,674	7,060	4,492	4,391	6,542
Corporate	13,940	5,223	4,566	(4,510)	1,751	4,402	1,765	1,980
Consolidation Entries	(5,269)	(9,200)	(7,005)	(5,229)	(7,384)	(5,910)	(4,884)	(4,092)
Earnings before interest, taxes, depreciation and amortization	38,973	18,067	(27,590)	(8,621)	14,888	4,859	9,138	(18,587)
Subtract:
Upstream	(7,142)	(6,352)	(5,481)	(4,600)	(4,367)	(4,080)	(4,056)	(2,164)
Midstream – Refining	(2,211)	(1,675)	(1,509)	(1,693)	(1,651)	(1,731)	(1,973)	(1,682)
Midstream – Liquefaction	(268)	(223)	(184)	(376)	(351)	(342)	(379)	(348)
Downstream	(1,116)	(826)	(835)	(938)	(1,167)	(800)	(930)	(1,045)
Corporate	(1,641)	(1,395)	(1,158)	(342)	(20)	(20)	(27)	-
Consolidation Entries	8,894	7,572	6,571	6,107	5,916	5,687	5,905	3,823
Interest expense	(3,484)	(2,899)	(2,596)	(1,842)	(1,640)	(1,286)	(1,460)	(1,416)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(5,677)	(7,298)	(1,040)	101	(366)	(173)	14,316	-
Midstream – Liquefaction	-	-	36	-	-	-	(8)	(3)
Downstream	(1,449)	(2,623)	(495)	(322)	(1,524)	(2,361)	(411)	(1,398)
Corporate	(629)	71	(11)	(529)	97	(797)	1,340	(339)
Consolidation Entries	-	-	(2)	(2)	(2)	-	(3)	(1)
Income taxes	(7,755)	(9,850)	(1,512)	(752)	(1,795)	(3,331)	15,234	(1,741)
Upstream	(154)	(641)	(683)	(232)	(78)	(138)	(144)	(132)
Midstream – Refining	(2,765)	(2,765)	(2,700)	(2,195)	(2,888)	(2,572)	(2,765)	(2,755)
Midstream – Liquefaction	(6)	(6)	(7)	(6)	(6)	(6)	(7)	(10)
Downstream	(906)	(804)	(737)	(739)	(651)	(660)	(679)	(658)
Corporate	(395)	(435)	(16)	(17)	(32)	(41)	(43)	(40)
Consolidation Entries	32	32	33	32	32	32	33	33
Depreciation and amortisation	(4,194)	(4,619)	(4,110)	(3,157)	(3,623)	(3,385)	(3,605)	(3,562)
Upstream	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)	(6,182)	(3,626)	(31,392)
Midstream – Refining	17,314	14,894	8,531	11,998	12,056	(74)	18,071	3,762
Midstream – Liquefaction	(4,309)	(2,604)	(2,114)	(4,970)	(360)	(911)	(1,593)	(2,481)
Downstream	2,306	4,491	2,642	(325)	3,718	671	2,371	3,440
Corporate	11,275	3,463	3,381	(5,398)	1,796	3,544	3,034	1,601
Consolidation Entries	3,657	(1,596)	(403)	908	(1,437)	(191)	1,050	(236)
Net profit/(loss) per segment	23,540	699	(35,808)	(14,372)	7,830	(3,143)	19,307	(25,306)

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

INVESTOR CONTACTS FOR INTEROIL

Wayne Andrews	Meg Hunt LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular further seismic-related and other exploration activities, spudding of the Triceratops 2 well, the potential execution of definitive agreements with Energy World Corporation, Flex LNG, Samsung Heavy Industries and/or Noble Clean Fuels Ltd in relation to the proposed LNG, condensate stripping, transmission and distribution projects, respectively, progress to and achievement of Final Investment Decisions in such projects, the construction and development of the proposed LNG plants and condensate stripping plant, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, and the ability to develop and monetize our resources and production through development and exploration activities.  No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.